UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 28, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: November 28, 2007

Feasibility Study Update
Graham Folland
Overview
· Scoping Study Review
· Expansion concepts
· Feasibility Study Status
· Design and Engineering
· Cost estimation
· Construction planning and strategy

Scoping Study Review
· Optimum expansion — 1 additional autoclave, with twice capacity of each existing autoclave
· Sulphur throughput of ~530 kt/a
· Processing capacity increases from ~6.5 — 8.5 Mt/a to ~10.5 — 12.5 Mt/a (depending on S grade)
· Gold production increases by 250 – 300 koz/a
· Additional 40MW power required
· Unit processing costs reduce by ~ 14%
Pre 2007 Plant Configuration Oxygen (tph) 72 Grinding (MW) Autoclaves 2x 5 – 6% S CIL
4.8
4.0 – 5.0 Mtpa
Pre 2007
300 275 250
(tph per AC) 225
200
Feedrate
175 150 125
Unit 100 Autoclave 75 50 25 0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
Autoclave Feed %S
AC Sulphur Limit AC Residence Time Limit AC Temperature Limit AC Oxygen Limit

## Flotation Plant Expansion


Oxygen (tph)
10
72
Grinding (MW)
Autoclaves
2x
4.8
5 – 6% S
4.0 – 5.0 Mtpa
6.5% S
CIL
Pre 2007
2x
4.3
5– 6% S
Conc
13-16% S
3.0 – 4.0 Mtpa
2007 Flotation Expansion
Autoclave Feed %S

## Process Plant Expansion


70
10
72
Oxygen (tph)
Grinding (MW)
Autoclaves
2x
4.8
5 – 6% S
4.0 – 5.0 Mtpa
6.5% S
CIL
Pre 2007
2x
4.3
5– 6% S
Conc
13-16% S
3.0 – 4.0 Mtpa
2007 Flotation Expansion
2x
4.8
5– 6% S
4.0 – 5.0 Mtpa
Current Expansion Study

## Feasibility Study Status

LGL
PEOPLE | RESULTS | GROWTH

- Significant amount of design work completed
- Major equipment tendered – oxygen plant
  - ~125 Requests for Budget Quotations from vendors
  - ~17 Construction Contractor Quotations
- Flotation expansion information incorporated into cost estimate
- Staged construction approach to provide early recovery benefits
  1. Water supply
  2. CIL circuit / Thickening (Grind / CCD)
  3. Crushing, grinding, A/C, oxygen, tailings
  4. Geothermal ongoing through 1. to 3.

## Conclusion

LGL
PEOPLE | RESULTS | GROWTH

- Design
  - Conservative approach
  - Significant engineering completed
  - Cost estimation under way
- Construction strategy and schedule being developed
- Production scheduling in progress
- Feasibility due for completion Q1 2008

www.lglgold.com